UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst
Gunnels Wood Road
Stevenage, Hertfordshire SG1 2FX
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Dedicated Manufacturing and Commercial Supply Agreement

On July 15, 2022, the registrant’s wholly-owned subsidiary Freeline Therapeutics Limited (the “Company”) sent notice in writing to Brammer Bio MA, LLC (“Brammer”) that the Company was terminating, as of July 31, 2022, the Dedicated Manufacturing and Commercial Supply Agreement (the “DMCSA”), dated June 30, 2020, by and between the Company and Brammer, as a result of alleged material breaches by Brammer of the DMCSA and related agreements. On August 17, 2022, Brammer responded with a letter which purported to terminate the DMCSA effective immediately for the Company’s alleged repudiation of its obligations under the DMCSA and related agreements.

The next step in the dispute resolution procedures will be discussions between the Company and Brammer management. If the parties are unable to resolve the dispute at the management level, an arbitration could be commenced. The Company’s management is confident in the strength of its claims.

The information contained in this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the registrant’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By: /s/ Michael J. Parini
 Name: Michael J. Parini
Title: Chief Executive Officer

Date: August 26, 2022